UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: July 29, 2009

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

1.	Press release, dated July 28, 2009, announcing second quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

2.	Second quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	July 29, 2009	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release, dated July 28, 2009, announcing second quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

2.	Second quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

EXHIBIT NO. 1: Press release, dated July 28, 2009, announcing second quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX REPORTS SECOND QUARTER 2009 RESULTS

MONTERREY, MEXICO, July 28, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that consolidated net sales decreased to US$4.2 billion versus US$6.3 billion in the comparable period in 2008, representing a decrease of 34%, or a decrease of 20% when adjusting for the exclusion of our Venezuelan operations, the sale of our assets in the Canary Islands, and currency fluctuations. EBITDA decreased 41% in the second quarter of 2009 to US$812 million from US$1.4 billion in the same period of 2008, or 27% when adjusting for divestments and currency fluctuations.

CEMEX’s Consolidated Second Quarter Financial and Operational Highlights

•
Lower sales in the quarter were primarily attributable to lower volumes, mainly from our U.S. and Spanish operations, as well as the exclusion of our Venezuelan operations, and the sale of our assets in the Canary Islands, which were partially mitigated by price stability in most of our markets.

•	The infrastructure sector was the main driver of demand in most of the markets we serve despite the fact that we have not yet seen the positive impact of stimulus packages around the world.

•	Free cash flow after maintenance capital expenditures for the quarter was US$456 million, down 38% from US$739 million in the same quarter of 2008.

•	Operating income decreased 54% during the quarter compared with the same period last year, reaching US$411 million.

Hector Medina, Executive Vice President of Finance and Legal, said, "During the second quarter of 2009, we continued to face a challenging business environment. In response to the difficult times we are facing, we are first and foremost committed to reducing our debt level through the realization of our global cost-reduction efforts and our rightsizing initiatives. CEMEX will continue to pursue its disciplined efforts to become a leaner and more agile organization, and to regain its financial flexibility in order to strategically position itself for future growth when the global economy stabilizes.”

Consolidated Corporate Results

Majority net income was a gain of US$187 million in the second quarter of 2009 versus a gain of US$444 million in the second quarter of 2008 due to lower operating income, which was partially mitigated by fewer losses on financial instruments.

Net debt at the end of the second quarter was US$18.3 billion, representing an increase of US$238 million during the quarter.

Geographical Markets Second Quarter Highlights

Net sales in our operations in Mexico decreased 21% in the second quarter of 2009 to US$853 million, compared with US$1.1 billion in the second quarter of 2008. EBITDA decreased 21% to US$326 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$746 million in the second quarter of 2009, down 43% from the same period in 2008. EBITDA decreased 70% to US$70 million, from US$233 million in the second quarter of 2008.

In Spain, net sales for the quarter were US$221 million, down 54% from the second quarter of 2008, while EBITDA decreased 61% to US$55 million.

Our operations in the United Kingdom experienced a 40% decline in net sales, to US$306 million, when compared with the same quarter of 2008. EBITDA decreased 35% to US$16 million in the second quarter.

Net sales in the Rest of Europe region decreased 30% during the second quarter of 2009 to US$938 million, versus the comparable period in the previous year. EBITDA was US$132 million for the region in the second quarter of 2009, down 36% from the same period in the previous year.

CEMEX’s operations in South/Central America and the Caribbean reported net sales of US$357 million during the second quarter of 2009, representing a decline of 41% over the same period of 2008. EBITDA decreased 40% for the quarter to US$124 million versus the same period in 2008.

Second-quarter net sales in Africa and the Middle East were US$267 million, down 7% from the same quarter of 2008. EBITDA increased 16% to US$90 million for the quarter versus the comparable period in 2008.

Operations in Asia and Australia reported a 30% decline in net sales, to US$431 million, versus the second quarter of 2008, and EBITDA was US$84 million, down 29% from the same period in the previous year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

EXHIBIT NO. 2: Second quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

2009 SECOND QUARTER RESULTS

NYSE  (ADS)
Ticker: CX

MEXICAN STOCK EXCHANGE
Ticker: CEMEX.CPO

Ratio of CEMEX.CPO to CX= 10:1
Investor Relations

In the United States
1 877 7CX NYSE

In Mexico
52 (81) 8888 4292

E-Mail
ir@cemex.com

www.cemex.com

	Second quarter			like-to-like	Second quarter
	2009	2008	% Var.	% Var.*	2009	2008
Net sales	4,188	6,348	(34%)	(20%)	% of Net Sales
Gross profit	1,282	2,103	(39%)	(24%)	30.6%	33.1%
Operating income	411	899	(54%)	(39%)	9.8%	14.2%
Majority net income	187	444	(58%)		4.4%	7.0%
EBITDA	812	1,372	(41%)	(27%)	19.4%	21.6%
Free cash flow after maintenance capital expenditures	456	739	(38%)		10.9%	11.6%

Net debt	18,272	17,593	4%
Earnings per ADS	0.24	0.59	(60%)
Average ADRs outstanding	787.0	758.7	4%
In millions of US dollars, except ratios and per-ADS amounts. Average ADSs outstanding are presented in millions.
* Percentage variations adjusted for investments/divestments and currency fluctuations.

Consolidated net sales decreased to US$4,188 million, representing a decrease of 34% compared with those of the second quarter of 2008, or a decrease of 20% adjusting for the exclusion of our Venezuelan operations, the sale of our assets in the Canary Islands, and currency fluctuations. The decline in sales is the result of lower volumes mainly from our U.S. and Spanish operations, which was partially mitigated by price resiliency in most of our markets. The infrastructure sector was the main driver of demand in most of our markets despite the fact that we have not yet seen the positive impact of stimulus packages around the world.

Cost of sales as a percentage of net sales increased 2.5 percentage points to 69.4% from 66.9% during the second quarter of 2008. Selling, general, and administrative (SG&A) expenses as a percentage of net sales increased 1.8 percentage points during the quarter compared with the same period last year, from 19.0% to 20.8%. The increase in costs and expenses is mainly as a result of lesser economies of scale due to lower volumes especially in the U.S. and Spain, which were partially offset by our cost-reduction initiatives.

EBITDA decreased 41% during the quarter compared with the same period last year, to US$812 million. EBITDA margin decreased 2.2 percentage points, from 21.6% in the second quarter of 2008 to 19.4% this quarter, due to the reasons already mentioned above. The decrease was due mainly to lower contributions from our U.S. and Spanish operations; the exclusion of our Venezuelan operations starting August 1, 2008; and the sale of our assets in the Canary Islands during the fourth quarter of 2008. Adjusting for divestments and currency fluctuations, EBITDA declined 27%.

Exchange gain (loss) net, for the quarter resulted in a gain of US$81 million, resulting mainly from the appreciation of the Mexican peso against the US dollar.

Other expenses, net, for the quarter resulted in a loss of US$101 million. This was due to a loss in the sale of assets, mainly in our U.S. operations, as well as refinancing fees.

Majority net income was a gain of US$187 million in the second quarter of 2009 versus a gain of US$444 million in the second quarter of 2008 due to lower operating income, which was partially mitigated by fewer losses on financial instruments.

Net debt at the end of the second quarter was US$18,272 million, representing an increase of US$238 million during the quarter, as a result of conversion effects.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 1

EBITDA and Free Cash Flow(1)

	Second quarter			January – June
	2009	2008	% Var.	2009	2008	% Var.
Operating income	411	899	(54%)	733	1,349	(46%)
+ Depreciation and operating amortization	401	473		787	959
EBITDA	812	1,372	(41%)	1,519	2,309	(34%)
- Net financial expense	205	225		402	483
- Maintenance capital expenditures	47	150		90	231
- Change in working capital	104	135		422	235
- Taxes paid	51	117		118	222
- Other cash items (net)	(52)	6		(73)	(81)
Free cash flow after maintenance capital expenditures	456	739	(38%)	560	1,218	(54%)
- Expansion capital expenditures	134	504		287	925
Free cash flow	323	235	38%	274	293	(7%)
In millions of US dollars.

During the quarter, free cash flow of US$323 million was used as follows: US$254 million to reduce debt and the balance for other uses; however, net debt increased by US$238 million as a result of negative foreign-exchange conversion effects in the amount of US$492 million.

Debt-Related Information

	Second quarter			First quarter		Second quarter
						2009	2008
	2009	2008	% Var.	2009	Currency denomination
Total debt	19,250X	18,587X	4%	18,820	US dollar	61%	76%
Short-term	30%	20%		23%	Euro	25%	24%
Long-term	70%	80%		77%	Mexican peso	13%	0%
Cash and cash equivalents	978	712	37%	768	Yen	1%	0%
Fair value of cross-currency swaps (2)	0	282		19	Other	0%	0%
Net debt (2)	18,272X	17,593X	4%	18,034
					Interest rate
Interest expense	210	233	(10%)	205	Fixed	11%	25%
					Variable	89%	75%

In millions of US dollars, except ratios.

During the second quarter of 2009, CEMEX issued various short-term notes under its Short-Term Promissory Notes Program (“Certificados Bursátiles de Corto Plazo”), with the partial guarantee of the Mexican government through NAFIN, having an outstanding amount of MXN863 million at the end of the quarter.

On July 16, 2009, CEMEX placed securities in an amount of 2.2 billion pesos through the securitization of accounts receivables of the company’s CEMEX Mexico and CEMEX Concretos units. To fund the transaction, a trust (at HSBC Mexico) issued receivables-backed bonds maturing on December 29, 2011. This transaction does not represent new debt for CEMEX as it is a sale of receivables on a non-recourse basis. Most of these proceeds were used to replace the previous accounts receivables program. The bonds were priced at a spread of 250 bps over the 28-day TIIE interbank rate and were assigned an “mxAAA” rating by Standard & Poor's and “HRAAA” by HR Ratings. The issuance was oversubscribed 1.3 times.

(1)
EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under Mexican Financial Reporting Standards. Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such, does not have such Mexican Financial Reporting Standards cash-flow measures to present as comparable to EBITDA or free cash flow.

(2)	For presentation purposes in the table above, net debt includes the fair value of cross-currency swaps (“CCS”) associated with debt, if any.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 2

Equity-Related Information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	7,773,991,502

CPOs issued due to recapitalization of retained earnings	334,415,200
Exercise of stock options	633,464
Less increase (decrease) in the number of CPOs held in subsidiaries	23,517,522

End-of-quarter CPO-equivalent units outstanding	8,085,522,644

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.

Employee long-term compensation plans
As of June 30, 2009, executives had outstanding options on a total of 96,064,161 CPOs, with a weighted-average strike price of approximately US$1.81 per CPO (equivalent to US$18.15 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of June 30, 2009, our executives held 23,632,674 restricted CPOs, representing 0.3% of our total CPOs outstanding.

Derivative Instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	Second quarter		First quarter
Notional amounts	2009	2008	2009
Equity (2)	953	961	966
Foreign-exchange (1)	0	8,996	289
Interest-rate (3)	0	7,220	5,216
Estimated aggregate fair market value (1) (3) (4)	(61)	414	(138)

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX’s exposure to the risks being hedged.

Note: Under Mexican FRS, companies are required to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow hedging purposes, in which changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of June 30, 2009, in connection with the fair market value recognition of its derivatives portfolio, both active and closed out positions, CEMEX had recognized increases in assets and liabilities resulting in a net asset of US$164 million, which according to our financial agreements, are presented net of the liabilities associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

(1)
Excludes derivatives for a notional amount of US$3,024 million as of June 30, 2009, entered into by financial institutions with certain Special Purpose Entities (“SPEs”) created under various series of our perpetual notes. As of the date of this report, all of these derivatives have been closed out as we elected to defer the coupons on the perpetual notes by one day. The SPEs received US$94 million which will be used to pay future coupons on the perpetual notes.

(2)
Includes a notional amount of US$360 million in connection with a guarantee given by CEMEX under a financial transaction of its employee’s pension fund trust. The fair value of such financial guarantee represents a liability of US$1 million.

(3)
Excludes, starting in the first quarter of 2009, an interest rate swap related to our long term energy contracts. As of June 30, 2009, the amount of this derivative was US$205 million and had a positive fair market value of approximately US$30 million.

(4)	Net of cash collateral deposited under open positions. Cash collateral was US$226 million as of June 30, 2009.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 3

Other Activities

CEMEX expects to deliver additional $200 million in cost savings by the end of 2009

On April 23, 2009, CEMEX announced that it expects to realize an additional US$200 million in annual cost savings from the Company's ongoing effort to reduce costs and optimize its business, bringing the total expected savings from the Company's cost-cutting initiatives to US$900 million, which includes US$700 million previously identified.

The additional cost savings identified represent an extension of earlier cost saving measures originally initiated in 2008. These measures will be fully implemented before the end of the year. CEMEX will use the additional savings to more quickly pay down debt.

CEMEX announces top management organizational changes

On May 5, 2009, CEMEX announced its decision to restructure the roles of top management that report to the CEO, in an effort to make the organization more effective and efficient, in the following respects:

•	Armando J. Garcia: Executive Vice President, Technology, Energy & Sustainability.
•	Francisco Garza: President, Americas.
•	Fernando A. González: Executive Vice President, Planning & Development.
•	Hector Medina: Executive Vice President, Finance & Legal.
•	Juan Romero: President, Europe, Middle East, Africa, Asia & Australia.
•	Victor M. Romo: Executive Vice President, Administration.
This reorganization was effective on May 15, 2009, and reflects our commitment to further develop our management team, bringing fresh perspectives that will reinforce our operational and financial performance.

CEMEX reaches agreement to sell its Australian operations

On June 15, 2009, CEMEX announced that it had reached an agreement to sell its Australian operations to Holcim Group for approximately A$2.02 billion. The agreement is subject to fulfillment of various closing conditions, including confirmatory due diligence, regulatory approvals and funds from buyer financing being disbursed, among others. The maximum period of time to meet all closing conditions is six months.

CEMEX is one of the leading producers of aggregates, ready-mix concrete and concrete pipe in Australia. The assets to be divested consist of 249 ready-mix concrete plants, 83 aggregates quarries and 16 concrete pipe and products plants - a total of 348 facilities located throughout Australia. These operations generated revenues and EBITDA in 2008 of approximately A$1.86 billion and A$313 million, respectively. The sale also includes CEMEX's 25% stake in Cement Australia, which has an annual production capacity of 5.1 million tons of cement, including the expansion under construction in the Gladstone plant, and its assets include four cement plants and one grinding mill.

CEMEX presents plan to refinance bank debt

On June 30, 2009, CEMEX announced that it continues to make significant progress with its core banks that represent a majority of the Company's outstanding debt. As a result of these discussions, CEMEX presented its proposal to the Company's full syndicate of banks in two meetings, the first of which was held in New York on June 29 with the second of which was held in Madrid on July 1, and the company continues to negotiate extensions with its banks and institutional lenders.

The key component of the proposed refinancing plan is a revised maturity schedule on a new facility encompassing US$14.8 billion in debt that would run through February 2014. This revised schedule would shift 2009-2011 maturities substantially into the future. Combined with the divestment of non-strategic assets, ongoing cost-reduction initiatives, and the ability to access the capital markets, CEMEX expects that, when completed, the refinancing will contribute to a significant strengthening of the Company's capital structure.
Details of the refinancing plan will be provided when the agreement is finalized.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 4

Operating Results

Mexico

Cement volumes for our Mexican operations decreased 1% during the second quarter versus the same period last year, while ready-mix volumes decreased 8% over the same period. For the first six months of the year, cement volumes increased 1% while ready-mix volumes decreased 2% versus the comparable periods a year ago.

During the quarter, infrastructure sector was the most active sector as a result of continuing federal and local government spending. State and local elections also had a positive effect on construction activity during the quarter. In addition, the stable trend in self-construction sector prevailed, while the formal residential, industrial-and-commercial sectors continued to deteriorate, the former as a result of overall tighter credit conditions and the latter as a result of the challenging macroeconomic environment.

United States

Cement, ready-mix, and aggregates volumes for CEMEX’s operations in the United States decreased 37%, 45%, and 40%, respectively, during the second quarter versus the same period of 2008. For the first half of the year, cement, ready-mix, and aggregates volumes decreased 35%, 43%, and 40%, respectively, versus the comparable period last year.

Construction activity continued to worsen as the macroeconomic situation deteriorated. All our markets and regions were adversely affected by the challenging economic downturn, as evidenced by the sharp decline in our volumes during the quarter. In addition, the fact that credit availability continues to be very limited affects overall demand for building materials. Activity from the residential and industrial-and-commercial sectors continues to be very weak. While we expect the stimulus program initiated by the government to bolster construction activity, the timing of the impact remains uncertain.

Domestic cement prices decreased 6% during the second quarter versus the same period last year. Ready-mix and aggregates prices decreased 5% and 6%, respectively, during the quarter versus the same period in 2008.

Spain

CEMEX’s domestic cement volumes in Spain decreased 43% during the second quarter of 2009 compared with the same period last year. Ready-mix volumes decreased 46% during the quarter versus the comparable period a year ago. For the first half of the year, cement volumes decreased 48% while ready-mix volumes declined by 51%. On a like-to-like basis, adjusting for the divestments that took place in 2008, cement and ready-mix volumes decreased 35% for the quarter, and decreased 41% and 43%, respectively, for the first half of the year versus the comparable periods in 2008.

Overall construction activity continues to deteriorate as a result of the economic downturn. Volumes for the quarter were affected by the ongoing decline in the residential sector, which has affected all demand segments and regions. In addition, tight credit conditions continue to prevail, affecting overall construction spending.

Prices for domestic cement decreased 10% in euro terms for the second quarter and 7% during the first half of the year versus the same periods of last year.

United Kingdom

Cement, ready-mix, and aggregates volumes for our United Kingdom operations decreased 25%, 29%, and 25%, respectively, during the quarter versus the same period in 2008. For the first six months of the year our cement, ready-mix, and aggregates volumes decreased 23%, 28%, and 24%, respectively, versus the comparable period in the previous year.

During the quarter, the overall business environment continued to deteriorate. Construction activity was affected by the tight credit atmosphere that continues to prevail, as well as by lower consumer confidence. Activity across all sectors and regions continues to weaken, and that weakness affected our results for the quarter.

Prices for domestic cement, ready-mix, and aggregates increased 10%, 4%, and 2%, respectively, in British-pound terms during the quarter versus the comparable period in 2008.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 5

Operating Results

Rest of Europe

In France, our ready-mix and aggregates volumes decreased 18% and 15%, respectively, during the quarter versus the comparable period in 2008. For the first six months of the year, ready-mix and aggregates volumes decreased 18% and 19%, respectively, versus the same period in 2008. Prices for ready-mix and aggregates in euro terms increased 4% during the quarter versus the comparable period last year. The slowdown in economic activity has led to a pronounced decline in volumes during the quarter. Activity from the residential and industrial-and-commercial sectors continues to worsen, whereas there is little indication as to when projects in the infrastructure sector will be initiated.

In CEMEX’s operations in Germany, domestic cement volumes decreased 18% during the quarter and 21% during the first half of the year versus the same periods last year. Domestic cement prices increased 10% in euro terms during the quarter compared with the same period in 2008. The continued recessionary economic environment persists, translating into a sharp decline in cement consumption. The decline in activity from the residential and non-residential sectors was not mitigated by improvement in the infrastructure sector, which has benefited from the announced government’s stimulus program.

For the Rest of Europe region as a whole, cement volumes decreased 18% for the second quarter and decreased 23% for the first half of the year versus the same periods in 2008.The weighted-average domestic cement price for the region increased 4% in local currency for the quarter versus the same period last year.

South/Central America and the Caribbean

In Colombia, our domestic cement volumes decreased 8% during the quarter and decreased by 11% during the first half of the year versus the comparable periods last year. Increased low-income housing and infrastructure spending partially mitigated the decline in  the industrial-and-commercial sector. The government’s role in reactivating the economy has spurred the initiation of new infrastructure projects around the country. The self-construction sector continued its downward trend.

Domestic cement volumes in the region decreased 43% during the quarter and 41% during the first six months of the year versus the comparable periods of last year. Average cement prices during the second quarter increased 22% in local currency on a volume-weighted-average basis versus the same period of the previous year.

Africa and the Middle East

Domestic cement volumes for our operations in Egypt increased 21% during the quarter and 19% during the first six months of the year versus the comparable periods of last year. The informal housing and infrastructure sectors continued to drive demand during the quarter. In addition, falling steel prices contributed to an increase in construction spending. Activity from middle and high-income housing remained stable.

The region’s domestic cement volumes increased 21% during the quarter and increased 19% for the first half of 2009 versus the same periods of last year, while volume-weighted-average cement prices increased 14% in local currency terms during the quarter versus the comparable period of last year.

Asia and Australia

CEMEX’s domestic ready-mix and aggregates volumes in Australia decreased 27% and 31%, respectively, during the quarter versus the comparable period of last year. For the first six months of the year, ready-mix volumes decreased by 21%, and aggregates volumes decreased by 22% versus the comparable period last year. Volumes for the quarter continued to be affected by weaker demand in most of our markets as a result of the economic downturn. In addition, adverse weather conditions, mainly in the eastern region of the country, affected sales during the quarter. During the quarter, demand was driven by the public sector, while the residential and the industrial-and-commercial sectors remained weak.

In the Philippines, our domestic cement volumes decreased 3% during the quarter and increased 7% during the first half of 2009 compared with the same periods in 2008. During the quarter, all construction sectors grew supported by strong remittances and the government’s stimulus package.

Our cement volumes in the region as a whole decreased 12% during the quarter and 6% during the first six months of the year versus the comparable periods of last year. Average cement prices during the quarter increased 10% in local currency on a volume-weighted-average basis versus the same period last year.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 6

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - June			like-to-like	Second quarter			like-to-like
INCOME STATEMENT	2009	2008	% Var.	% Var. *	2009	2008	% Var.	% Var. *
Net Sales	7,825,193	11,691,707	(33%)	(18%)	4,188,108	6,348,211	(34%)	(20%)
Cost of Sales	(5,508,767)	(8,015,929)	(31%)		(2,906,510)	(4,245,403)	(32%)
Gross Profit	2,316,426	3,675,778	(37%)	(20%)	1,281,598	2,102,808	(39%)	(24%)
Selling, General and Administrative Expenses	(1,583,505)	(2,326,518)	(32%)		(870,618)	(1,204,092)	(28%)
Operating Income	732,920	1,349,259	(46%)	(25%)	410,980	898,716	(54%)	(39%)
Other Expenses, Net	(135,685)	148,812	N/A		(100,546)	(46,583)	116%
Operating Income After Other Expenses, Net	597,235	1,498,071	(60%)		310,434	852,133	(64%)
Financial Expenses	(415,311)	(502,714)	(17%)		(210,466)	(232,895)	(10%)
Financial Income	13,042	19,439	(33%)		5,840	7,875	(26%)
Exchange Gain (Loss), Net	(67,034)	45,775	N/A		80,745	30,296	167%
Monetary Position Gain (Loss)	12,712	31,968	(60%)		7,534	15,817	(52%)
Gain (Loss) on Financial Instruments	(149,561)	(19,294)	675%		(5,006)	(159,006)	(97%)
Total Comprehensive Financing (Cost) Income	(606,152)	(424,826)	43%		(121,353)	(337,912)	(64%)
Net Income Before Income Taxes	(8,917)	1,073,245	N/A		189,081	514,221	(63%)
Income Tax	193,839	(175,270)	N/A		(4,413)	(84,214)	(95%)
Net Income Before Participation
of Uncons. Subs. and Ext. Items	184,921	897,975	(79%)		184,668	430,008	(57%)
Participation in Unconsolidated Subsidiaries	4,738	38,967	(88%)		7,341	35,453	(79%)
Consolidated Net Income	189,660	936,942	(80%)		192,009	465,460	(59%)
Net Income Attributable to Min. Interest	8,324	25,815	(68%)		5,449	21,328	(74%)
MAJORITY INTEREST NET INCOME	181,335	911,126	(80%)		186,559	444,133	(58%)

EBITDA	1,519,478	2,308,239	(34%)	(17%)	811,591	1,371,546	(41%)	(27%)
Earnings per ADS	0.23	1.21	(81%)		0.24	0.59	(60%)

	As of June 30
BALANCE SHEET	2009	2008	% Var.
Total Assets	45,450,442	51,914,907	(12%)
Cash and Temporary Investments	978,002	711,778	37%
Trade Accounts Receivables	1,561,128	2,207,295	(29%)
Other Receivables	706,376	895,966	(21%)
Inventories	1,508,945	2,065,462	(27%)
Other Current Assets	261,639	248,456	5%
Current Assets	5,016,089	6,128,957	(18%)
Fixed Assets	20,740,690	24,924,895	(17%)
Other Assets	19,693,663	20,861,055	(6%)
Total Liabilities	28,226,530	30,569,460	(8%)
Current Liabilities	9,513,565	8,206,757	16%
Long-Term Liabilities	13,468,248	14,943,457	(10%)
Other Liabilities	5,244,717	7,419,247	(29%)
Consolidated Stockholders' Equity	17,223,913	21,345,447	(19%)
Minority Interest and Perpetual Instruments	3,321,372	4,845,957	(31%)
Stockholders' Equity Attributable to Majority Interest	13,902,541	16,499,490	(16%)

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.
*Percentage variations adjusted for investments/divestments and currency fluctuations.

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms)

	January - June			Second quarter
INCOME STATEMENT	2009	2008	% Var.	2009	2008	% Var.
Net Sales	109,396,192	123,366,994	(11%)	55,995,011	65,852,107	(15%)
Cost of Sales	(77,012,559)	(84,581,415)	(9%)	(38,860,042)	(44,038,979)	(12%)
Gross Profit	32,383,632	38,785,579	(17%)	17,134,969	21,813,128	(21%)
Selling, General and Administrative Expenses	(22,137,406)	(24,548,645)	(10%)	(11,640,169)	(12,490,445)	(7%)
Operating Income	10,246,226	14,236,934	(28%)	5,494,800	9,322,683	(41%)
Other Expenses, Net	(1,896,882)	1,570,210	N/A	(1,344,298)	(483,221)	178%
Operating Income After Other Expenses, Net	8,349,345	15,807,145	(47%)	4,150,502	8,839,462	(53%)
Financial Expenses	(5,806,053)	(5,304,467)	9%	(2,813,936)	(2,415,897)	16%
Financial Income	182,327	205,116	(11%)	78,082	81,693	(4%)
Exchange Gain (Loss), Net	(937,139)	483,000	N/A	1,079,562	314,271	244%
Monetary Position Gain (Loss)	177,720	337,317	(47%)	100,736	164,080	(39%)
Gain (Loss) on Financial Instruments	(2,090,861)	(203,589)	927%	(66,935)	(1,649,421)	(96%)
Total Comprehensive Financing (Cost) Income	(8,474,006)	(4,482,623)	89%	(1,622,492)	(3,505,274)	(54%)
Net Income Before Income Taxes	(124,662)	11,324,521	N/A	2,528,010	5,334,188	(53%)
Income Tax	2,709,863	(1,849,390)	N/A	(59,004)	(873,577)	(93%)
Net Income Before Participation
of Uncons. Subs. and Ext. Items	2,585,201	9,475,131	(73%)	2,469,006	4,460,611	(45%)
Participation in Unconsolidated Subsidiaries	66,240	411,164	(84%)	98,151	367,762	(73%)
Consolidated Net Income	2,651,441	9,886,296	(73%)	2,567,157	4,828,374	(47%)
Net Income Attributable to Min. Interest	116,373	272,396	(57%)	72,858	221,239	(67%)
MAJORITY INTEREST NET INCOME	2,535,068	9,613,900	(74%)	2,494,299	4,607,135	(46%)

EBITDA	21,242,296	24,355,773	(13%)	10,850,967	14,227,506	(24%)
Earnings per ADS	3.24	12.48	(74%)	3.17	6.04	(47%)

	As of June 30
BALANCE SHEET	2009	2008	% Var.
Total Assets	599,036,832	535,242,690	12%
Cash and Temporary Investments	12,890,067	7,338,429	76%
Trade Accounts Receivables	20,575,666	22,757,212	(10%)
Other Receivables	9,310,035	9,237,405	1%
Inventories	19,887,891	21,294,915	(7%)
Other Current Assets	3,448,399	2,561,582	35%
Current Assets	66,112,058	63,189,543	5%
Fixed Assets	273,362,298	256,975,668	6%
Other Assets	259,562,476	215,077,479	21%
Total Liabilities	372,025,659	315,171,134	18%
Current Liabilities	125,388,783	84,611,660	48%
Long-Term Liabilities	177,511,509	154,067,042	15%
Other Liabilities	69,125,367	76,492,432	(10%)
Consolidated Stockholders' Equity	227,011,172	220,071,556	3%
Minority Interest and Perpetual Instruments	43,775,682	49,961,813	(12%)
Stockholders' Equity Attributable to Majority Interest	183,235,490	170,109,743	8%

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 8

Operating Summary per Country

In thousands of U.S. dollars

	January - June			like-to-like	Second quarter			like-to-like
NET SALES	2009	2008	% Var.	% Var. *	2009	2008	% Var.	% Var. *
Mexico	1,624,125	1,990,380	(18%)	8%	852,809	1,084,835	(21%)	1%
U.S.A.	1,472,120	2,493,902	(41%)	(41%)	745,886	1,302,345	(43%)	(43%)
Spain	419,210	980,802	(57%)	(44%)	220,622	480,556	(54%)	(41%)
United Kingdom	570,755	979,159	(42%)	(23%)	305,847	512,314	(40%)	(25%)
Rest of Europe	1,531,932	2,286,377	(33%)	(20%)	937,696	1,335,505	(30%)	(17%)
South / Central America and Caribbean	688,871	1,146,853	(40%)	(8%)	356,848	606,575	(41%)	(9%)
Africa and Middle East	532,346	498,906	7%	14%	267,277	286,401	(7%)	1%
Asia and Australia	816,887	1,092,304	(25%)	(6%)	431,054	614,447	(30%)	(17%)
Others and intercompany eliminations	168,946	223,024	(24%)	(15%)	70,068	125,233	(44%)	(39%)
TOTAL	7,825,193	11,691,707	(33%)	(18%)	4,188,108	6,348,211	(34%)	(20%)

GROSS PROFIT
Mexico	800,388	999,906	(20%)	6%	428,690	544,162	(21%)	2%
U.S.A.	145,536	563,654	(74%)	(74%)	100,695	314,461	(68%)	(68%)
Spain	136,844	337,834	(59%)	(48%)	76,743	161,913	(53%)	(41%)
United Kingdom	130,678	220,614	(41%)	(22%)	79,073	126,429	(37%)	(21%)
Rest of Europe	345,509	570,812	(39%)	(27%)	259,676	369,549	(30%)	(16%)
South / Central America and Caribbean	294,105	470,476	(37%)	(5%)	147,817	252,200	(41%)	(10%)
Africa and Middle East	198,348	152,730	30%	36%	99,123	85,594	16%	23%
Asia and Australia	262,289	341,641	(23%)	(5%)	141,124	202,649	(30%)	(19%)
Others and intercompany eliminations	2,729	18,112	(85%)	(73%)	(51,343)	45,852	N/A	N/A
TOTAL	2,316,426	3,675,778	(37%)	(20%)	1,281,598	2,102,808	(39%)	(24%)

OPERATING INCOME
Mexico	544,661	666,840	(18%)	8%	290,957	368,294	(21%)	2%
U.S.A.	(218,733)	52,171	N/A	N/A	(89,204)	57,557	N/A	N/A
Spain	66,083	238,310	(72%)	(67%)	41,220	112,262	(63%)	(57%)
United Kingdom	(30,631)	(43,902)	30%	(6%)	(7,948)	(12,500)	36%	(20%)
Rest of Europe	36,096	148,755	(76%)	(69%)	87,530	146,788	(40%)	(28%)
South / Central America and Caribbean	202,902	296,134	(31%)	1%	99,936	164,196	(39%)	(7%)
Africa and Middle East	155,086	116,210	33%	39%	78,530	65,117	21%	28%
Asia and Australia	125,431	146,119	(14%)	6%	66,900	98,746	(32%)	(21%)
Others and intercompany eliminations	(147,975)	(271,377)	45%	(32%)	(156,941)	(101,745)	(54%)	84%
TOTAL	732,920	1,349,259	(46%)	(25%)	410,980	898,716	(54%)	(39%)

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.
*Percentage variations adjusted for investments/divestments and currency fluctuations.

Operating Summary per Country

EBITDA in thousands of US dollars. EBITDA margin as a percentage of net sales

	January - June			like-to-like	Second quarter			like-to-like
EBIDTA	2009	2008	% Var.	% Var. *	2009	2008	% Var.	% Var. *
Mexico	612,690	755,885	(19%)	7%	326,318	413,391	(21%)	2%
U.S.A.	102,178	396,890	(74%)	(74%)	69,910	232,527	(70%)	(70%)
Spain	92,432	292,086	(68%)	(62%)	54,924	140,270	(61%)	(54%)
United Kingdom	22,359	32,320	(31%)	(11%)	16,324	24,945	(35%)	(17%)
Rest of Europe	125,722	266,776	(53%)	(42%)	132,307	207,569	(36%)	(23%)
South / Central America and Caribbean	252,445	377,822	(33%)	(0%)	123,929	205,155	(40%)	(7%)
Africa and Middle East	177,896	137,563	29%	35%	89,712	77,557	16%	22%
Asia and Australia	157,475	185,644	(15%)	5%	83,853	118,617	(29%)	(17%)
Others and intercompany eliminations	(23,720)	(136,747)	(83%)	(60%)	(85,687)	(48,485)	77%	133%
TOTAL	1,519,478	2,308,239	(34%)	(17%)	811,591	1,371,546	(41%)	(27%)

EBIDTA MARGIN
Mexico	37.7%	38.0%			38.3%	38.1%
U.S.A.	6.9%	15.9%			9.4%	17.9%
Spain	22.0%	29.8%			24.9%	29.2%
United Kingdom	3.9%	3.3%			5.3%	4.9%
Rest of Europe	8.2%	11.7%			14.1%	15.5%
South / Central America and Caribbean	36.6%	32.9%			34.7%	33.8%
Africa and Middle East	33.4%	27.6%			33.6%	27.1%
Asia and Australia	19.3%	17.0%			19.5%	19.3%
CONSOLIDATED MARGIN	19.4%	19.7%			19.4%	21.6%

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.
*Percentage variations adjusted for investments/divestments and currency fluctuations.

Volume Summary

Consolidated volume summary
Cement and aggregates: Thousands of metric tons
Ready-mix: Thousands of cubic meters

	January - June			Second quarter
	2009	2008	% Var.	2009	2008	% Var.
Consolidated cement volume	32,325	41,523	(22%)	17,172	22,053	(22%)
Consolidated ready-mix volume	29,530	39,653	(26%)	15,464	21,024	(26%)
Consolidated aggregates volume	94,061	123,479	(24%)	50,525	66,131	(24%)

DOMESTIC CEMENT VOLUME	January - June 2009 Vs. 2008	Second quarter	Second quarter 2009 Vs. First quarter 2009
		2009 Vs. 2008
Mexico	1%	(1%)	7%
U.S.A.	(35%)	(37%)	7%
Spain	(48%)	(43%)	8%
United Kingdom	(23%)	(25%)	9%
Rest of Europe	(23%)	(18%)	81%
South / Central America and Caribbean	(41%)	(43%)	4%
Africa and Middle East	19%	21%	4%
Asia and Australia	(6%)	(12%)	6%

READY-MIX VOLUME
Mexico	(2%)	(8%)	2%
U.S.A.	(43%)	(45%)	(4%)
Spain	(51%)	(46%)	6%
United Kingdom	(28%)	(29%)	6%
Rest of Europe	(21%)	(18%)	41%
South / Central America and Caribbean	(40%)	(44%)	(4%)
Africa and Middle East	(13%)	(13%)	0%
Asia and Australia	(19%)	(23%)	12%

AGGREGATES VOLUME
Mexico	17%	12%	12%
U.S.A.	(40%)	(40%)	6%
Spain	(41%)	(36%)	10%
United Kingdom	(24%)	(25%)	8%
Rest of Europe	(15%)	(12%)	54%
South / Central America and Caribbean	(41%)	(46%)	(12%)
Africa and Middle East	(0%)	(15%)	(5%)
Asia and Australia	(22%)	(29%)	(8%)

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 11

Price Summary

Variation in US Dollars

DOMESTIC CEMENT PRICE	January - June	Second quarter	Second quarter 2009 Vs. First quarter 2009
	2009 Vs. 2008	2009 Vs. 2008
Mexico	(21%)	(19%)	8%
U.S.A.	(5%)	(6%)	(3%)
Spain	(19%)	(21%)	1%
United Kingdom	(16%)	(12%)	11%
Rest of Europe (*)	(17%)	(17%)	7%
South / Central America and Caribbean (*)	10%	11%	4%
Africa and Middle East (*)	12%	8%	3%
Asia and Australia (*)	1%	1%	(1%)

READY-MIX PRICE
Mexico	(23%)	(21%)	10%
U.S.A.	(4%)	(5%)	(4%)
Spain	(18%)	(19%)	1%
United Kingdom	(20%)	(17%)	6%
Rest of Europe (*)	(13%)	(13%)	0%
South / Central America and Caribbean (*)	(10%)	(12%)	0%
Africa and Middle East (*)	1%	(6%)	(3%)
Asia and Australia (*)	(15%)	(13%)	10%

AGGREGATES PRICE
Mexico	(22%)	(20%)	8%
U.S.A.	(4%)	(6%)	(5%)
Spain	(11%)	(9%)	4%
United Kingdom	(21%)	(19%)	9%
Rest of Europe (*)	(12%)	(11%)	1%
South / Central America and Caribbean (*)	(8%)	(10%)	0%
Africa and Middle East (*)	12%	3%	(3%)
Asia and Australia (*)	(11%)	(8%)	13%

(*) Volume weighted-average price.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 12

Price Summary

Variation in Local Currency

DOMESTIC CEMENT PRICE	January - June	Second quarter	Second quarter 2009 Vs. First quarter 2009
	2009 Vs. 2008	2009 Vs. 2008
Mexico	4%	5%	(1%)
U.S.A.	(5%)	(6%)	(3%)
Spain	(7%)	(10%)	(5%)
United Kingdom	11%	10%	1%
Rest of Europe (*)	5%	4%	(0%)
South / Central America and Caribbean (*)	24%	22%	(1%)
Africa and Middle East (*)	16%	14%	3%
Asia and Australia (*)	13%	10%	(1%)

READY-MIX PRICE
Mexico	1%	2%	1%
U.S.A.	(4%)	(5%)	(4%)
Spain	(6%)	(8%)	(4%)
United Kingdom	5%	4%	(3%)
Rest of Europe (*)	3%	1%	(6%)
South / Central America and Caribbean (*)	(0%)	(4%)	(5%)
Africa and Middle East (*)	11%	4%	(5%)
Asia and Australia (*)	8%	4%	(4%)

AGGREGATES PRICE
Mexico	3%	2%	(1%)
U.S.A.	(4%)	(6%)	(5%)
Spain	3%	3%	(2%)
United Kingdom	4%	2%	(0%)
Rest of Europe (*)	3%	3%	(5%)
South / Central America and Caribbean (*)	7%	2%	(4%)
Africa and Middle East (*)	15%	8%	(3%)
Asia and Australia (*)	17%	13%	(3%)

(*) Volume weighted-average price.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 13

Definition of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

Under Mexican Financial Reporting Standards (“Mexican FRS”), beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader’s convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for second quarter 2009 and second quarter 2008 are 13.37 and 10.37 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader’s convenience. Figures presented in US dollars for Mexico, Spain, and the United Kingdom as of June 30, 2009 and June 30, 2008, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2009 and end-of-period exchange rates for 2008, provided below.

Exchange rate	January - June		Second quarter
	2009 Average	2008 Average	2009 Average	2008 Average
Mexican peso	13.98	10.55	13.37	10.37
Euro	0.7490	0.6475	0.7280	0.6406
British pound	0.6678	0.5041	0.6373	0.5052
Amounts provided in units of local currency per US dollar.

Breakdown of regions
The South/Central America and Caribbean region includes CEMEX’s operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico, and Venezuela (through July 31, 2008), as well as trading operations in the Caribbean region.
Rest of Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, and Sweden.
Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.
The Asia and Australia region includes operations in Australia, Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms
EBITDA equals operating income plus depreciation and operating amortization.
Free cash flow equals EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).
Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other core businesses in existing markets.
Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other core businesses in existing markets.
Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.
Net debt equals total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards and also does not include third party debt guaranteed by the Company that as of June 30, 2009 is 92MUSD.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 787.0 million for second quarter 2009, 782.2 million for year-to-date 2009, 758.7 million for second quarter 2008, and 754.8 million for year-to-date 2008.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 14

Definition of Terms and Disclosures

Effects of the nationalization of CEMEX Venezuela on our financial statements

Our consolidated balance sheet as of June 30, 2008, and our income statement for the six-month period ended June 30, 2008, presented elsewhere in this quarterly report, include CEMEX Venezuela’s balance sheet and results of operations, respectively, as of and for the same period. Selected condensed financial information of balance sheet and income statement for CEMEX Venezuela as of and for the six-month period ended June 30, 2008, is as follows:

Millions US dollars
Net sales	US$307
Operating Income	US$53

Total Assets	US$1,049
Total liabilities	US$406
Net total assets	US$643

Agreement to sell our Australian assets

In connection with the aforementioned agreement to sale our Australian assets, our balance sheet as of June 30, 2009, and our income statements for the six-month periods ended June 30, 2009 and 2008, presented elsewhere in this quarterly report, include CEMEX Australia’s balance sheet and results of operations, respectively, as of and for the same periods. According to MFRS, assets that are still in use and operated by CEMEX, and will not be abandoned or exchanged, cannot be treated as “available for sale”. Likewise, results of operations related to assets that do not qualify as “available for sale” should not be presented as “discontinued operations” in the income statement. Upon conclusion of the sale, for purposes of our income statements of the current and prior periods under MFRS, our Australian operations will be reclassified line-by-line and presented, net of income tax, in a single line item as “discontinued operations”.

Selected condensed financial information of balance sheet and income statement for CEMEX Australia as of June 30, 2009 and for the six-month periods ended June 30, 2009 and 2008, is as follows:

Millions US dollars

	June 30, 2009	June 30, 2008
Net sales	US$584	US$839
Operating Income	US$56	US$80

Total Assets	US$2,386
Total liabilities	US$471
Net total assets	US$1,914

Impairment testing

Goodwill and other intangible assets of indefinite life are tested for impairment once a year during the last quarter, or whenever a significant adverse event occurs. During the six month period ended June 30, 2009, there were no impairment indicators leading to anticipated impairment testing, except for our Australian reporting unit mentioned below.

The announcement of the agreement for the sale our Australian assets for approximately US$1.62 billion constitutes new evidence of fair value and represents, considering the related net assets’ carrying amount, an indicator of potential impairment. Under MFRS, for assets still in use, an impairment loss would arise if the carrying amount of the net assets exceeds both the estimated sale price and the value in use. The value in use corresponds to the net present value of the estimated cash flows related to such assets. We calculated the value in use of our Australian assets as of June 30, 2009, including variables that reflect the current economic conditions, and compared the value with the corresponding net assets’ carrying amount. As a result of our test, no impairment loss under MFRS was determined for the six-month period ended June 30, 2009.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 15